UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)
NEW YORK MORTGAGE TRUST, INC.
(Name of Issuer)
Common Stock, par value $0.02
(Title of Class of Securities)
649604501
(CUSIP Number)
Kevin C. Lynch
President
Harvest Capital Strategies LLC
600 Montgomery Street, Suite 1700
San Francisco, CA 94111
Tel: (415) 835-3900
Fax: (415) 263-1336
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 3, 2012
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.
(Continued on following pages)

11NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Harvest Capital Strategies LLC (94-3342119)
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)//(b)/X/
3SEC USE ONLY
4SOURCE OF FUNDS
          AF
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)://
6CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7SOLE VOTING POWER
          N/A
8SHARED VOTING POWER
          N/A
9SOLE DISPOSITIVE POWER
          N/A
10SHARED DISPOSITIVE POWER
          N/A
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          N/A
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES// 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          N/A
14TYPE OF REPORTING PERSON
          IA


SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
NEW YORK MORTGAGE TRUST, INC.
ITEM 1.SECURITY AND ISSUER.
This statement on the Amendment No. 8 to Schedule 13D (this Statement) relates to the Common Stock, par value $0.02 per share (the Common Stock) and Series A Preferred Stock, par value $0.01 per share (the Preferred Stock), of New York Mortgage Trust, Inc., a Maryland corporation (the Issuer).
The principal executive offices of the Issuer are located at 52 Vanderbilt Avenue, Suite 403, New York, NY 10017.

ITEM 2.IDENTITY AND BACKGROUND.
(a)This statement is filed by Harvest Capital Strategies LLC (HCS and the Reporting Person). HCS is filing on behalf of an investment account of which it is the investment manager to the extent such account may be considered beneficial owners of any of the securities that are the subject of this statement (which beneficial ownership HCS disclaims).
(b)HCS is a Delaware limited liability company with principal offices at 600 Montgomery Street, Suite 1700, San Francisco, CA 94111.
(c)HCS is an investment adviser registered with the Securities and Exchange Commission. HCS manages investments and trading accounts of other persons including certain funds and JMP Securities LLC (JMPS) for which HCS has investment control pursuant to an Investment Management Agreement. JMP Group LLC, a wholly-owned subsidiary of JMP Group Inc., is the sole member and manager of HCS. HCS, JMPS (a sister company) and JMP Group (their parent) have instituted policies and procedures to ensure each entitys investment decisions are separate from those of the other entities. Additionally, HCS employs portfolio managers, some of whom are not executive officers, with respect to the funds and accounts for which HCS is advisor. These portfolio managers operate independently from each other to implement the investment objectives of each fund or account for which they are portfolio manager.
Each of HCS, the funds and accounts disclaims group status with any other holder or with JMPS. Each also disclaims group status with JMP Group.
(d)During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
(e)During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.
ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
HCS is no longer a beneficial owner of more than 5% of the Common Stock.
ITEM 4.PURPOSE OF THE TRANSACTION.
The Reporting Person acquired the Common Stock reported hereon in various Private and open market purchases for investment purposes. The Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D provided, however, that the matters set forth in Item 5(a) and 6 below are incorporated in this Item 4 by reference as if fully set forth herein.
ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.
(a)The Reporting Person ceased to be the beneficial owner of more than 5% of Common Stock. HCS previously served as an external investment advisor to the Issuer which relationship terminated December 31, 2011. James J. Fowler, an employee of HCS, has agreed to continue on an interim basis as a director and the non-executive Chairman of the Board of the Issuer until the earliest of his replacement, resignation or termination, or the Issuers annual stockholders meeting in 2012 (please see Item 6 for further detail).
(b)The information contained on the cover pages hereto is hereby incorporated by reference to this Item 5(b). HCS expressly disclaims beneficial ownership of any securities beneficially owned by a managed account, fund, JMPS or JMP Group. Each account, fund and JMPS expressly disclaims beneficial ownership of any securities beneficially owned by JMP Group, any securities held of record by JMPS any other fund or account or that any other fund or account has a right to acquire, and, because of the investment discretion and voting authority granted to HCS, any securities held of record by such Fund or account or that such Fund has a right to acquire.
(c)N/A
(d)N/A
ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.
Termination of Advisory Agreement:
As of December 31, 2011, the Advisory Agreement entered into by the Issuer and HCS on January 18, 2008 was terminated by mutual agreement and as further Described in the Issuers Form 8-K filed December 30, 2011 (which description is incorporated herein by reference).
ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.
N/A

SIGNATURE
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
       DATED:  February 6, 2013

HARVEST CAPITAL STRATEGIES LLC

By:/s/  Kevin C. Lynch
Its:President